For the fiscal period ended (s) 12/31/97
File number  811-1660

                         SUB-ITEM 77-D

                         EXHIBITS

          Policies with respect to security
investment

     When conditions dictate a temporary defensive strategy or during temporary periods of portfolio structuring and restructuring, Prudential's Gibraltar Fund, Inc.
(the Fund)
may invest in money market instruments without limit. The
Account may invest in high quality money market instruments, including but not limited to commercial paper, certificates of deposit, bankers' acceptances and time deposits of banks, and obligations issued or guaranteed by the U.S.
Government,
its agencies and instrumentalities. Commercial paper will be rated, at the time of investment, at least A-2 by Standard &
Poor's Ratings Service or Prime-2 by Moody's
Investor
Services, or if not rated, of comparable quality in the judgment of the Fund's investment adviser.
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